October 28, 2005

Mail Stop 4561

Nicholas D. Gerber
Management Director
United States Oil Fund, LP
1320 Harbor Bay Parkway, Suite 145
Alameda, CA  94502

Re:	United States Oil Fund, LP
      Amendment No. 2 to Registration Statement on Form S-1
      Filed October 4, 2005
      Registration No. 333-124950

Dear Mr. Gerber:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please file your response letter to comments issued in connection with Amendment 1 and all future response letters in connection with this filing as "CORRESP" on EDGAR.

2. We note that the units being registered will be purchased by APs as creation baskets and sold, through "Market Makers/Specialists" to the retail public. Please provide additional disclosure regarding the involvement of the Market-Makers/Specialists in the distribution of units and advise us as to whether they will likely be affiliates of the APs. If so, please advise us whether they will be using a market-making prospectus to sell units to retail investors.

3. We note your response to prior comment 4. Please also relocate the financial statements to Part One of the prospectus.

4. We note your response to prior comment 8; however, your prospectus still does not contain all of the information prescribed by Industry
Guide 5. Please further revise your document as appropriate or tell us why you think additional disclosure is not required. At a minimum, please revise the prospectus cover page to include a brief identification of the most significant risk factors, as described in
Item 1 of Guide 5.

Cover Page

5. We note your additional disclosure regarding sales by Authorized
Participants to new investors. Please expand this disclosure to address the manner in which these sales will be priced. Provide similar clarification on page 1 of the prospectus summary and in your discussion of Secondary Market Transactions on page 39. Also, please revise the pricing table to indicate, if true, that the net asset value price per share will apply only to sales made to the Authorized
Participants.

6. We note that the pricing table at the bottom of the page refers to
"Initial Baskets." Please revise to clarify the meaning of this term.

7. We re-issue the portion of comment 14 that requested that the termination date of the offering be disclosed. Please see Item
501(b)(8)(iii) of Regulation S-K.

8. We note that you have included the "Subject to completion" language on the cover page. Please advise us as to whether the preliminary prospectus will be used for marketing efforts prior to effectiveness and, if so, what procedures will be utilized in this regard.

9. Please remove parenthetical definitions from the cover page as they tend to impede its readability. If the meaning of any term is not clear from context, please eliminate the use of that term on the cover page. In addition, please further reduce your use of capitalized terms in the forepart of the prospectus when the meaning of those terms is clear from their context. We note the following examples:
* General Partner - since you have only one general partner, and the disclosure does not refer to other general partners, it is unlikely that the reader would be confused by this term
* Baskets - since you have already defined "Creation Baskets" and "Redemption Baskets" in the glossary, the meaning of this term is sufficiently clear from context
* Oil Interests - since you have explained its meaning on page 5, you do not need to capitalize this term

Glossary of Defined Terms, page 1

10. We re-issue comment 19. The glossary should not be included prior to the Summary and Risk Factors sections of the prospectus.
Similarly, please relocate the following sections from the forepart to a portion of the document following the Risk Factors section:
* Information You Should Know
* Statement Regarding Forward-Looking Statements
* Where You Can Find More Information
* Patent Application Pending

Prospectus Summary

11. We note the second paragraph of your response to prior comment
5,
which describes the methodology the general partner intends to employ. Please include a similar description in the prospectus summary.

Financial Condition of USOF, page 7

12. Please tell us how you will calculate NAV per unit prior to the effective date of your registration statement. Please tell us why you believe this amount will be meaningful to investors in your offering.

Breakeven Analysis, page 7

13. Please relocate the information found in footnote "****" to the introductory paragraph preceding the table so that it is clear what the breakeven table depicts.

14. Please revise to explain the basis for assuming $50 for the price of a single unit. Also, please revise footnote "**" to explain how you arrived at an estimate of 0.50% for the brokerage fee and describe how actual brokerage fees will be determined.

15. Please disclose what treasuries you are using in arriving of your estimate of interest income at 3.00%.

The Offering, page 8

16. Please identify the Administrator that is tasked with calculating
NAV after the close of the New York Mercantile Exchange.

17. Where you discuss the expenses of the fund, please quantify the management fees and clarify who will receive the brokerage fees.
Also, disclose any fees or commissions that USOF is obligated to pay the Marketing Agent.

What are the Risk Factors Involved with an Investment in USOF?

18. In many of your risk factors, you make a factual statement but fail to discuss how the fact will affect the fund or investors. Please be aware that stating that USOF may be unable to achieve its investment objective is vague and does not provide meaningful information as to the risk being presented. Please revise your risk factors section to discuss in substantially more detail the effects of the risks presented.

19. Similarly, many of your risk factor headings state a fact without
disclosing the specific risk that results from the stated fact.
We
note the following examples:
* "There are position limits and the potential of tracking error;"
* "USOF may have a conflict of interest;"
* "There are costs of physical storage associated with purchasing oil;"
* "Certain of USOF`s investments could be illiquid;" and,
* "USOF has no operating history."
	Please be aware that the above are only a few examples.
Please
revise throughout the 	Risk Factors section.

USOF`s NAV may not correlate with the price of the Oil Futures
Contracts and Other Oil Interests in which USOF invests, page 11

20. Please expand this risk factor to provide a discussion of why the fund`s NAV may not correlate with the price of Oil Futures Contracts and Other Oil Interests. To the extent this is the result of the fact that you are required to maintain a portion of your proceeds as margin, please disclose this, including a description of the portion of your assets that will be retained as margin.

Certain of USOF`s investments could be illiquid, page 11

21. Please expand your discussion to disclose that the Other Oil
Interests that you may invest in have a greater likelihood of being illiquid. In connection with this, please disclose the anticipated portion of your investments that will be Other Oil Interests.

There are risks involved with investing in USOF for purposes of hedging against the risk of loss, page 12

22. Please disclose any material risks on the ability of your market price to effectively track the spot price of light, sweet crude oil and the fund`s NAV as a result of a large number of individuals and entities that use your units to hedge against a decrease in oil prices.

USOF has no operating history, page 13

23. Briefly discuss whether any of the principals of the company have experience in energy futures, specifically oil futures.

USOF is leanly staffed and relies heavily on its key personnel to manage its trading activities, page 14

24. Please disclose the specific time commitments of the principals of the fund to the fund and their other employment.

There are position limits and the potential of tracking error, page
14

25. We note your response to prior comment 43. Please revise your disclosure to include similar clarifying language.

26. In connection with this risk factor, please discuss that you are not limiting the size of your offering and are committed to utilizing substantially all of your proceeds to purchase futures contracts and other oil interests. In addition, please discuss what you intend to do if you run up against the position limits for oil contracts on the
New York Mercantile Exchange. According to disclosure elsewhere in the prospectus, you may purchase futures contracts on the London Petroleum Exchange or the Singapore Exchange. Please discuss the comparability of these contracts with the contracts traded on the NYMEX and the effect this may have on your ability to effectively track the spot price of light, sweet crude oil.

USOF may have a conflict of interest, page 14

27. Please expand this risk factor to discuss specific conflicts and the risk to investors as a result of the conflicts.

USOF pays fees and expenses regardless of profitability, page 16

28. Please quantify the anticipated fees that the fund will have to pay, regardless of profitability.

Investors who are not Authorized Purchasers will not be able to review USOF`s holdings on a daily basis, page 16

29. We note that only Authorized Purchasers will be able to review your holdings on a daily basis. Please advise us as to why you have determined to allow APs daily access to the components of your portfolio, while retail investors will only be able to review your holdings on a quarterly basis. It appears that access to this additional information could result in the APs making trading decisions based on material, non-public information.

Third parties may infringe or otherwise violate intellectual property rights or assert that the General Partner has infringed or otherwise violated their intellectual property rights, which may result in significant costs and diverted attention, page 17

30. We refer to your response to comment 47 in which you state that you do not have any proprietary software. In light of this, please substantially revise the risk factor to make clear that you do not have proprietary software.

The success of USOF depends on the ability of the General Partner to accurately implement trading systems, and any failure to do so could subject USOF to losses on such transactions, page 17

31. We refer to the initial sentence under this heading. It is not clear what "certain computerized trading systems" you are referring to and their relationship to or impact on the fund or your operations. Please clarify.

USOF will be subject to credit risk with respect to counterparties to financial instruments contracts entered into by USOF or held by special purpose or structured vehicles, page 19

32. We refer to your statement that USOF "typically enters into transactions with counterparties whose credit rating is at least investment grade." Since USOF has no operating history, there appears to be no basis for this statement. Please remove this from your risk factor.

Representatives of the New York Mercantile Exchange have notified
USOF of its belief that USOF is engaging in unauthorized use of such
Exchange`s service marks, page 21

33. Please remove the first two sentences of the second paragraph since they tend to mitigate the risk you are presenting.

34. Please expand your disclosure to discuss any anticipated costs or limitations on the fund if it were to enter into a licensing agreement with NYMEX.


The Offering

Who is the General Partner? - page 22

35. Where you disclose Mr. Gerber`s work history, please clarify whether the Marc Stevens Futures Index Fund was a registered commodity pool or a registered investment company.

36. Please revise Mr. Love`s biographical information to show the dates of employment for the positions held during the last five years.

How Does USOF Operate? - page 25

37. Please expand your disclosure to indicate why the amount of funds under management determines the allocation mix of futures contracts and other oil interests to be purchased by the GP. If the primary catalyst behind this is the position limits imposed by futures exchanges, including NYMEX, please disclose this. In connection with this, please discuss whether and under what circumstances you intend to purchase futures contracts on the London Petroleum Exchange or the
Singapore Exchange. If the reason is profit potential for the fund, please disclose this and discuss the potential tracking error that may result from deviating from purchasing instruments other than oil futures contracts that have historically tracked the spot price of light, sweet crude oil.

38. Please provide us supplementally with the graphs on page 28.
The
copies of the graphs in your filing are difficult to read.

39. Refer to page 28. Please include disclosure regarding what the graphs are meant to represent and the relationship of the graphs to your program. As part of this, please clarify what the "Monthly Average Future Price" represents. Also, please relocate these graphs to the Statement of Additional Information, since they appear to be more relevant to the industry generally than to your business in particular.

What are the Trading Policies of USOF? - page 30

40. We have reviewed your revisions in response to comment 61. Please expand your disclosure to indicate what types of circumstances would require the taking of physical delivery of oil or trading in the spot markets. Your statement that the fund may do this to "achieve its investment objective" is not meaningful disclosure. Similarly, where you discuss employing spreads or straddles, please expand your disclosure to indicate under what circumstances the fund may invest in these instruments and clarify in what ways they are "cost effective trading strategies."

Withdrawal of Unitholders, page 32

41. Please clarify whether the GP may require any unitholder, for any reason, to withdraw entirely from the partnership or whether the GP`s ability to require withdrawal is based upon the factors outlined under this heading. Your introductory sentence appears to imply that the ability of the GP to force the withdrawal of a unitholder extends beyond the factors outlined on page 32. Please revise or advise.

What is the Plan of Distribution, page 34

42. Please revise your disclosure to describe the circumstances under which the Authorized Purchasers will be deemed to be statutory underwriters. This comment also applies to page 35 where you state that some of the activities of APs may render them underwriter status.

43. Please disclose that the difference between the price paid by Authorized Purchasers as underwriters and the price paid by investors to such Authorized Purchasers will be deemed underwriting compensation.

Calculating NAV, page 34

44. We have reviewed your response to comment 70 in which we asked how forwards that do not have market values will be valued for purposes of the NAV. Your response noted that the custodian, Brown
Brother Harriman, would value these instruments, while your disclosure on page 35 indicates that an "administrator" will value them. Please identify the "administrator" in this context.

45. Please disclose whether forwards that do not have market values will be included in the indicative value computed by AMEX every 15 seconds during the trading day. If so, please indicate how these instruments are valued during the day.

46. We refer to your response to comment 72 in which you state that
NAV is calculated after the close of the New York Stock Exchange
or
4:00 PM EST.  This is not consistent with your disclosure on page
8
and elsewhere that states that NAV is calculated after the close of the New York Mercantile Exchange which is 2:30 PM EST. Please revise or advise. In addition, please include a discussion of when NAV will be calculated under this heading.

Redemption Procedures, page 37

47. Please disclose whether Authorized Purchasers may withdraw a redemption request and, if so, the applicable procedures involved in effecting a withdrawal.


Creation and Redemption Transaction Fee, page 38

48. Please clarify whether the undisclosed fee under this heading is in addition to or in place of the $1,000 fee that Authorized
Purchasers pay for the creation and redemption of baskets.

The General Partner Has Conflicts of Interest, page 53

49. We refer to your statement that the GP "believes it has sufficient resources to discharge its responsibilities in a fair manner and that these persons conflicts should not impair their ability to provide services to USOF." Please clarify what "resources" you are referring to and how the GP intends to handle conflicts of interest. We also note, from your response to comment
78, that the fund will adopt a Code of Ethics to ensure that the employees of the GP will not engage in trades that may harm the fund.
Please include this disclosure in the S-1.

No Resolution of Conflicts Procedures, page 54

50. We re-issue comment 81. Please disclose who will determine whether a resolution is fair and meets the second and third bullet point disclosed on page 54.

The General Partner`s Responsibility and Remedies, page 54

51. Please revise your disclosure to include the pertinent sections of your response to comment 82. For example, please disclose that the LP Agreement does not explicitly provide for any fiduciary duties of the GP to investors but that common law principles of fiduciary duties would continue to apply to measure the conduct of the GP.

Federal Income Tax Considerations, page 57

52. We note the disclosure on page 58 indicating that counsel will provide an opinion that the disclosure correctly describes the material federal income tax consequences. Counsel must opine directly on the tax consequences themselves; it is not sufficient for counsel to opine on the accuracy of the disclosure in your prospectus. Please ensure that counsel provides the appropriate opinion and revise the disclosure accordingly.

Financial Statements and Notes

General

53. Given the fact that your audit opinion and financial statements refers to New York Oil ETF, LP, disclose within the filing that fund`s name has been changed to United States Oil Fund, LP and the date it was changed. Also, explain this in Note 1 on page F-4 and indicate this parenthetically in the auditors report.

Note 5 - Swaps, page F-5

54. We note your response to comment 91 and we await your response to the comment.

Victoria Bay Asset Management, LLC and Subsidiary

Financial Statements and Notes

55. We note your response to comment 92 and we await your response to the comment.

Undertakings, page II-3

56. Please revise to include the undertakings set forth in Item
20.B
and C of Industry Guide 5.

Exhibit 23.2 - Consent of Registered Public Accounting Firm

57. Please have your auditors to update their consent for the use of their audit report.


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Yolanda Crittenden at (202) 551-3472 or Jorge Bonilla, Senior Accountant, at (202) 551-3414 if you have questions regarding comments on the financial statements and related matters.
Please contact Owen Pinkerton, Attorney-Advisor, at (202) 551-3694 or me at (202) 551-3780 with any other questions.



Sincerely,



							Karen J. Garnett
							Assistant Director


cc:	W. Thomas Conner, Esq. (via facsimile)
	James M. Cain, Esq.
	Sutherland, Asbill & Brennan LLP
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Nicholas D. Gerber
United States Oil Fund, LP
October 28, 2005
Page 8